UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42040

SCHMID Group N.V.

(Registrant's name)

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

As previously disclosed in a Form 12b-25 Notification of Late Filing (the “12b-25”) filed by SCHMID Group N.V. (the “Company”) on April 30, 2025, the Company is delayed in filing its Annual Report on Form 20-F for the annual period ended December 31, 2024 (the “FY 2024 Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”).

On May 16, 2025, the Company received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the Company is delinquent in filing the FY 2024 Form 20-F, the Company no longer complies with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”), which requires companies with securities listed on Nasdaq to timely file all required periodic reports with the SEC. The Notice has no immediate effect on the listing or trading of the Company’s common stock or publicly traded warrants on the Nasdaq Global Select Market.

In accordance with Nasdaq’s listing rules, the Company has 60 calendar days after the Notice to submit a plan to regain compliance with the Listing Rule. Following receipt of such plan, Nasdaq may grant an extension of up to 180 calendar days from the FY 2024 Form 20-F’s due date, or until November 11, 2025, for the Company to regain compliance.

In the 12b-25, the Company announced that it was unable, without unreasonable effort or expense, to file its FY 2024 Form 20-F by the prescribed filing date. The complexity of accounting associated with the de-SPAC transaction as well as unforeseen temporary absences of both responsible former management of Pegasus Digital Mobility Acquisition Corp. and of the Company resulted in delays in finalizing the financial statements including the accounting treatment of the complex de-SPAC transaction. In addition, to finalize the FY 2024 Form 20-F, certain documentation in relation to a joint venture in Turkey is still outstanding and required as well as the conclusion of an amendment agreement with XJ Harbour HK Limited ("XJ") in relation to the postponement of two payments to be made by the Company to XJ in 2025 in connection with the sale and transfer of the remaining equity interest of XJ in Schmid Technology (Guangdong) Co., Ltd., a subsidiary of the Company, as agreed in the subscription agreement with XJ on January 29, 2024.

While the Company cannot provide specific timing, it is working diligently to complete and file the FY 2024 Form 20-F as soon as practicable. The Company intends to submit a compliance plan to Nasdaq if necessary and take the appropriate steps to regain compliance with Nasdaq’s listing rules as promptly as possible.

Press Releases Furnished as Exhibits

On May 21, 2025, the Company issued a press release disclosing the receipt of the Notice. A copy of the press release is furnished herewith as Exhibit 99.1.

On May 21, 2025, the Company also issued a press release in relation to the current order status and market outlook. A copy of the press release is furnished herewith as Exhibit 99.2

The information furnished in Exhibit 99.1 and Exhibit 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Caution Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to the Company’s plan to regain compliance with Nasdaq’s rules, the Company’s plans and expectations about the completion and filing of the 2024 Form 20-F, and the timing thereof. Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, including but not limited to, the timing of the Company’s submission of a Plan, Nasdaq’s acceptance of the Plan, the duration of any extension that may be granted by Nasdaq, the potential inability to meet Nasdaq’s requirements, the Company’s preparation of the 2024 Form 20-F, the possibility of additional delays in the filing of the 2024 Form 20-F, and the other risks and uncertainties described in the Company’s SEC reports and under the heading “Risk Factors” in its most recent annual report on Form 20-F which are available at www.sec.gov. These forward-looking statements speak only as of the date of this report. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report.

The following exhibit is furnished herewith

Exhibit Number

99.1	Presse release dated May 21, 2025 disclosing the receipt of the Notice.
99.2	Press Release dated May 21, 2025 on order status and market outlook

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 21, 2025	SCHMID Group N.V..

	By:	/s/ Julia Natterer
	Name:	Julia Natterer
	Title:	Chief Financial Officer